                                                File No. 33-59775
                                                Rule 424(b)(3)


          PRELIMINARY PROSPECTUS DATED MARCH 8, 1996


                    160,000 COMMON SHARES

                    Par Value $1 Per Share


             [LOGO]   NEW ENGLAND ELECTRIC SYSTEM

                  (A Voluntary Association)




     New England Electric System (the Company) has registered 160,000 of its Common Shares, $1.00 par value (the Common Shares), which will be available to be offered by this Prospectus in connection with an acquisition of Nantucket Electric Company (NEC).

     The Common Shares covered by this Prospectus will be issued by the Company in exchange for shares of capital stock of NEC. Underwriting discounts or commissions will generally not be paid by the Company.

     This Prospectus, as amended or supplemented if appropriate, has also been prepared for use by the persons who have or will receive Common Shares issued by the Company in the acquisition of NEC, including Common Shares sold hereunder, and who wish to offer and sell such Common Shares, on terms then obtainable, in transactions in which they may be deemed underwriters within the meaning of the Securities Act of 1933. Any profits realized on such sales by such persons may be regarded as underwriter compensation within the meaning of the Securities Act of 1933.

     The Common Shares of the Company are listed on the New York and Boston Stock Exchanges under the symbol "NES." On March 1, 1996, the last reported sale price of the Common Shares on the New York and Boston Stock Exchanges composite tape was $38-5/8 per share.




  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
         COMMISSION PASSED UPON THE ACCURACY OF THIS
            PROSPECTUS.  ANY REPRESENTATION TO THE
               CONTRARY IS A CRIMINAL OFFENSE.

                     AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the 1934 Act) and in accordance therewith files reports and other information with the Securities and Exchange Commission
(SEC). Certain information, as of particular dates, with respect to the Company's directors and officers, their remuneration, and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to shareholders of the Company and filed with the SEC. Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC, at its principal office, at prescribed rates. The Company's Common Shares are listed on the New York and Boston Stock Exchanges. Reports, proxy statements, and other information concerning the Company can be inspected at the offices of these stock exchanges: New York Stock Exchange, Inc., 20 Broad Street, New York, New York; Boston Stock Exchange Incorporated, One Boston Place, Boston, Massachusetts.

        INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

 There are hereby incorporated by reference in this prospectus the following documents heretofore filed with the SEC pursuant to the 1934 Act:

a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994, which incorporates by reference consolidated financial statements of the Company as of December 31, 1994, and for the three years in the period ended December 31, 1994, and incorporates by reference the related report of Coopers & Lybrand L.L.P., independent accountants.

b) The Company's definitive Proxy Statement, dated March 9, 1995, for the Annual Meeting of Shareholders held on April 25, 1995.

c) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995, and September 30, 1995.

d) The Company's Current Reports on Form 8-K dated January 19, 1995, February 9, 1995, March 6, 1995, March 22, 1995, May 22, 1995, July 5, 1995,
 August 23, 1995, September 11, 1995, October 3, 1995, February 7, 1996, and February 16, 1996.

 All documents filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the 1934 Act subsequent to the date of this prospectus and prior to the termination of the offering made by this prospectus shall be incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST DIRECTED TO THE TREASURER AT THE ADDRESS PROVIDED BELOW OF SUCH PERSON, A COPY OF ANY OR ALL OTHER DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, AS WELL AS A COPY OF THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR 1994.

This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from the Treasurer, New England Electric System, 25 Research Drive, Westborough, Massachusetts 01582, (508) 389-2000.

                      SUMMARY INFORMATION

 The following material is qualified in its entirety by the detailed information and financial statements included elsewhere in this prospectus, including the information incorporated by reference.


                           THE OFFERING

Company             New England Electric System
                    25 Research Drive
                    Westborough, Massachusetts  01582
                    (508) 389-2000

NEC (1)             Nantucket Electric Company
                    2 Fairgrounds Road
                    Nantucket, Massachusetts  02554-0179
                    (508) 228-1870

Securities Offered  Not exceeding 160,000 of the Company's Common Shares

Use of Proceeds     Acquisition of outstanding Capital Stock of NEC

Listed              New York and Boston Stock Exchanges (Symbol: NES)

Latest Quarterly    59 cents per share payable on April 1, 1996
Dividend


                           THE COMPANY

Business Electric utility holding company owning outstanding common stock of the following subsidiaries (with percentage of ownership):

                    Granite State Electric Company (100%)
                    Massachusetts Electric Company (100%)

                    Nantucket Cable Electric Company (to be 100% upon initial stock issuance)
                    The Narragansett Electric Company (100%)
                    Narragansett Energy Resources Company (100%)
                    New England Electric Resources, Inc. (100%)
                    New England Electric Transmission Corporation (100%) New England Energy Incorporated (100%)
                    New England Hydro-Transmission Corporation (50.4%) New England Hydro-Transmission Electric Company, Inc. (50.4%)
                    New England Power Company (100%)
                    New England Power Service Company (100%)

Service Area        Cities and towns in parts of Massachusetts and Rhode
                    Island and a portion of New Hampshire

Customers           Approximately 1,300,000





   (1) For Summary Information concerning NEC, please see the March 29, 1995, NEC Proxy Statement and the NEC 1994 Report to Stockholders (together, the "NEC Documents").

Share Control

   For a discussion of the NEC shareholder vote needed to approve the acquisition of NEC by the Company and any share control matters, please see the NEC Documents, which have been delivered to all NEC stockholders.


Regulatory Requirements

   Regulatory approvals are required from the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (the 1935
Act), the Federal Energy Regulatory Commission (FERC), and the Massachusetts Department of Public Utilities (MDPU) for consummation of the transaction. The Company has obtained these approvals.


Appraisal Rights of Dissenting Stockholders

   Please see the NEC Documents for a discussion of any appraisal rights of dissenting NEC stockholders.


Tax Consequences

   For a brief statement of tax consequences of the transaction, refer to Tax Consequences below.

                            SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                    NEW ENGLAND ELECTRIC SYSTEM
                          (In thousands except share and per share data)

                                           Twelve Months Ended                    Years Ended December 31,
                           December 31, 1995           -----------------------------------------------------------
                             (unaudited)   1994        1993       1992        1991       1990
                         -------------------           ----       ----        ----       ---- ----
Operating revenue              $2,271,712    $2,243,029$2,223,978  $2,181,676 $2,094,378 $1,908,826
Net income                     $  204,757    $  199,426$  190,223  $  185,037 $  179,810 $  262,050
Average common shares                        64,944,18764,969,652  64,969,652 64,969,652 64,916,59963,818,386
Net income per average share        $     3.15    $     3.07    $     2.93 $     2.85         $     2.77     $     4.11*
Dividends declared per share        $     2.345   $     2.285   $     2.22 $     2.14         $     2.07     $     2.04
Book value per share-period end     $    24.95**  $    24.33    $    23.55 $    22.88         $    22.17     $    21.43

Total assets                   $5,147,801**  $5,084,841$4,795,878  $4,584,796 $4,450,077 $4,407,514

Long-term debt and
preferred stock                            $1,808,892**$1,733,424  $1,672,037 $1,708,613 $1,815,511     $1,879,845

 *Includes $1.80 per share due to the reversal of a portion of a 1988 write-down.
**As of September 30, 1995 (unaudited).

                         As of September 30, 1995
                             (In Thousands)
                               (unaudited)
                         ------------------------

                              Actual (1)           Ratio
                              ----------           -----
Capitalization:
  Long-term Debt              $1,661,876            48%
  Minority Interest in
   Consolidated Subsidiaries      49,620             1%
  Preferred Stock                147,016             4%
  Common Share Equity                          1,620,367    47%
                              ----------           ----
       Total                  $3,478,879           100%

     Total Assets             $5,147,801

(1) Pro Forma effects of this transaction are immaterial.

Note: For Selected Financial Information on NEC, see the NEC 1994, 1993, and 1992 Reports to Stockholders.

             COMMON SHARE PRICE RANGE AND DIVIDENDS


 The high and low prices of the Common Shares of the Company, as reported in The Wall Street Journal for the New York Stock Exchange -- Composite Transactions, were:

                                           Dividends
    Year              High        Low      Declared
    ----              ----        ---      ---------

    1993
    ----

                     First Quarter           $42-1/4    $36-7/8   $.54
                     Second Quarter          $42-7/8    $39-3/8   $.56
                     Third Quarter           $43-3/8    $40-3/4   $.56
                     Fourth Quarter          $42        $37       $.56

    1994
    ----

                     First Quarter           $39        $35-1/8   $.56
                     Second Quarter          $37-5/8    $31-1/2   $.575
                     Third Quarter           $34        $28-7/8   $.575
                     Fourth Quarter          $32-7/8    $29-1/2   $.575

    1995
    ----

                     First Quarter           $34-1/4    $30-5/8   $.575
                     Second Quarter          $35-1/4    $29-5/8   $.59
                     Third Quarter           $37-1/4    $32-7/8   $.59
                     Fourth Quarter          $40        $37       $.59

    1996
    ----

                     First Quarter           $40-5/8    $38-3/8   $.59
                     (through March 1,
                      1996)

 The reported last sale price of the Common Shares on the New York Stock Exchange -- Composite Transactions on March 1, 1996, was $38-5/8 per share. Book value per share on September 30, 1995, was $24.95.

 The Company has paid 194 consecutive quarterly dividends since Common
Shares of the Company were first issued in 1947. Dividends are normally paid on the first business day of January, April, July, and October. On February 27, 1996, a dividend of 59 cents per common share was declared payable April 1, 1996, to shareholders of record on March 11, 1996. Future dividends will depend on earnings (which are derived from dividends paid by subsidiaries), the financial condition of the Company, and other factors. (See Description of the Common Shares of the Company for a summary of limitations on dividends.)


         MATERIAL FEATURES OF THE PROPOSED TRANSACTION

1.   THE COMPANY

 The Company is a voluntary association created under the laws of The Commonwealth of Massachusetts by an Agreement and Declaration of Trust dated January 2, 1926, and is a public utility holding company registered under the Public Utility Holding Company Act of 1935 (the 1935 Act). Subsidiaries include three retail operating companies: Massachusetts Electric Company, which serves 942,000 customers in 149 communities; The Narragansett Electric Company, which serves 326,000 customers in 27 Rhode Island communities; and Granite State Electric Company, which serves 36,000 customers in 21 New Hampshire communities. New England Power Company, the Company's wholesale generation and transmission subsidiary, owns and operates a number of generating stations. Other subsidiaries include an oil and gas exploration and fuels supply company, New England Energy Incorporated; three transmission companies: New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, and New England Hydro-Transmission Electric Company, Inc.; a non-utility company, New England Energy Resources, Inc.; a wholesale generation company, Narragansett Energy Resources Company; a service company, New England Power Service Company; and a merger subsidiary, Nantucket Cable Electric Company.


2.   NEC

 For a description of NEC, please see the NEC Documents.


3.   TERMS OF THE MERGER AGREEMENT

 For a brief description of the terms of the merger agreement between and among the Company, Nantucket Cable Electric Company ("Nantucket Cable" to serve as NEWCO thereunder), and NEC (the "Merger Agreement" which is attached hereto as Exhibit 2.1 and shall be incorporated by reference as if fully set forth herein), and the conditions precedent to the transaction becoming effective, please see the NEC Documents.


4.   REASONS FOR ENGAGING IN THE TRANSACTION

 This transaction is immaterial to the interests of the Company. Please see the NEC Documents for the reasons NEC is entering into this transaction.


5.   DESCRIPTION OF COMMON SHARES

 The Common Shares are the only outstanding class of shares of the Company. The Transfer Agent and Registrar for the Common Shares is The First National Bank of Boston, 100 Federal Street, Boston, Massachusetts 02110.

 The outstanding Common Shares are listed on the New York Stock Exchange and the Boston Stock Exchange. The additional Common Shares will be listed on those exchanges when issued.

 The following brief summary of certain provisions relating to the Common Shares is merely an outline and does not purport to be complete. It uses terms defined in the documents mentioned and is qualified in its entirety by reference to said documents, which are filed as exhibits to the registration statement.


Voting and Dividend Rights

 The holders of Common Shares are entitled to one vote for each share held and are entitled to dividends out of the net earnings or surplus fund of the Company when such dividends have been declared by the Company's board of directors, but shareholders must look only to the trust estate for the payment thereof. The rights and powers of the Company's shareholders are set forth in the Agreement and Declaration of Trust, as amended, of the Company (Declaration of Trust).

Limitations on Dividends

 The Declaration of Trust provides that share capital representing the Common Shares shall include (a) $94,544,131 for the Common Shares issued prior to January 1, 1953, (b) the consideration received for such shares issued thereafter, and (c) any balances remaining in capital surplus not included in
(a) or (b). The Declaration of Trust further provides that the share capital shall not be available for the payment of dividends, and that the share capital shall not be reduced below the sum of (a) and (b) without a vote of a majority of the shares outstanding and entitled to vote at a meeting duly called.

 The income of the Company is derived mainly from dividends paid by subsidiaries. In addition to the many factors of specific application, including accounting requirements, regulatory orders, indentures relating to indebtedness, and preferred stock preferences, which may affect dividends or the income of the subsidiaries available for dividends, the dividends payable by subsidiaries may be affected by various Federal or state statutes, rules, regulations, and decisions of general application to corporations of a similar type. At September 30, 1995, the consolidated retained earnings of $820 million included $231 million of retained earnings of the Company and $589 million of undistributed retained earnings of subsidiaries. At September 30, 1995, approximately $30 million of the Company's subsidiaries' retained earnings were unavailable for dividends to the Company.


Liquidation Rights

 After satisfaction of all liabilities, the holders of the Common Shares are entitled to receive pro rata the remaining assets of the Company, in cash or in kind.


Preemptive Rights

 There are no preemptive rights.


General

 The Company being an unincorporated voluntary association, the title to its property is held by a trustee (currently The First National Bank of Boston) which acts at the direction of the board of directors of the Company.

 The board of directors of the Company is elected annually by the shareholders. The Company has broad powers under the Declaration of Trust, most of which can be exercised by the board of directors.

 The outstanding Common Shares of the Company are, and when duly issued and paid for the Common Shares covered by this Prospectus will be, full-paid and nonassessable. Authorized but unissued shares of the Company may be issued either for money, services, or property, or in exchange for other shares of the Company at the time outstanding, and upon such terms as to valuation of shares, services or property or other shares and otherwise, as the board of directors of the Company may in its absolute discretion see fit.

 The Declaration of Trust contains a provision designed to eliminate liability of shareholders to the extent permitted by law. It specifies that every person shall look only to the trust estate for payment or damages or otherwise and that every written agreement and obligation shall refer to this provision. Despite these provisions, the shareholders of a voluntary association such as the Company might, with respect to the liabilities of shareholders under Massachusetts law, be treated in legal contemplation as partners and as such under some circumstances might be held personally liable for certain obligations or liabilities of the Company. Counsel for the

Company considers the possibility of any such personal liability to be remote because, in his opinion, shareholders are protected under the laws of Massachusetts from personal liability on contract obligations containing the so-called limited liability clause which the Company inserts in all contract obligations including debt securities, and because the Company is a holding company and the possibility of substantial liabilities arising from torts or statutory liabilities or penalties, other than tax liabilities, is not as great as in the case of companies operating physical properties.

 Notwithstanding the fact that the Company is a holding company, in suits and claims against its subsidiaries, including environmental claims, courts and agencies might attempt to assign liability to the Company despite traditional principles of corporate law. Further, counsel for the Company understands that unincorporated voluntary associations have been treated as general partnerships under the laws of a few states, including Texas in which the Company's oil and gas subsidiary has qualified to do business as a foreign corporation. Even so, for the reasons cited above and because of the substantial capitalization of the Company and its subsidiaries, counsel for the Company considers the possibility of personal liability of the shareholders of the Company to be remote.


6.   TAX CONSEQUENCES

 Please see the NEC Documents for a discussion of the tax consequences of this transaction to NEC stockholders. NEC stockholders should consult their own tax advisors with regard to individual tax treatment.


7.   OFFERED SECURITIES

 The securities of the Company available to be offered by this Prospectus consist of not exceeding 160,000 Common Shares, which will consist of shares issued in connection with the acquisition of NEC and/or treasury shares. Underwriting discounts or commissions will generally not be paid by the Company.

 This Prospectus, as appropriately amended or supplemented, has also been prepared for use by persons who receive shares issued by the Company in connection with the merger of Nantucket Cable into NEC, and who wish to offer and sell such shares, on terms then available, in transactions in which they may be deemed affiliates or underwriters within the meaning of the Securities Act of 1933 (such persons being referred to under this caption as "Selling Shareholders"). Resales may be made pursuant to this Prospectus as amended or supplemented, pursuant to Rule 145(d) under the Securities Act of 1933, or pursuant to an exemption from such Act. Profits realized on resales by Selling Shareholders under certain circumstances may be regarded as underwriting compensation under the Securities Act of 1933.

 Resales by Selling Shareholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the Selling Shareholder's agent in the sale of shares by such Selling Shareholder, or such securities firm may purchase shares from the Selling Shareholder as principal and thereafter resell such shares from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may affect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of shares may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on the New York Stock Exchange, Boston Stock Exchange or other exchange on which such shares are traded, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain civil liabilities, including liabilities under the Securities Act of 1933. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act of 1933, and any commissions earned by such firm may be deemed to be underwriting discounts or commissions under such Act.

 A Prospectus Supplement, if required, will be filed under Rule 424(b) under the Securities Act of 1933, disclosing the name of the Selling Shareholder, the participating securities firm, if any, the number of shares involved, and other details of such resale, if appropriate.


                  MATERIAL CONTRACTS WITH NEC

 As discussed above in "Terms of the Merger Agreement", the Company and NEC have entered into a Merger Agreement. Please see the NEC Documents for a description of NEC material contracts.


                         LEGAL MATTERS

 Legal matters in connection with the issuance of the Common Shares offered hereby will be passed upon for the Company by Robert King Wulff, Corporation Counsel, and/or Kirk L. Ramsauer, Assistant General Counsel, 25 Research Drive, Westborough, Massachusetts 01582. The opinion of Messrs. Wulff and Ramsauer as to legal matters in connection with the securities offered hereby is filed as an exhibit to the registration statement.


                            EXPERTS

 The consolidated balance sheets and statements of capitalization of the Company and its subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994, all incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

 The statements of law and legal conclusions made in this prospectus, not otherwise attributed, have been reviewed by Robert King Wulff, Corporation Counsel, and/or Kirk L. Ramsauer, Assistant General Counsel, and are made upon their authority as experts. As of May 15, 1995, Mr. Wulff was the owner of approximately 7,865 common shares of the Company and Mr. Ramsauer was the owner of approximately 5,675 common shares and deferred common share equivalents of the Company.


               VOTING AND MANAGEMENT INFORMATION

 Please see the NEC Documents for information on the vote required by NEC stockholders for approval of the acquisition of NEC by the Company, and for information on the revocability of the proxy, dissenter's rights of appraisal, persons making the proxy solicitation, interest of persons in the merger and voting rights.

 On April 28, 1987, the Company's shareholders authorized additional common shares for use in acquisitions or business combinations and it is not necessary for the Company's shareholders to take any further action with respect to the merger.

             TABLE OF CONTENTS


                     Prospectus


Available Information..............................     2
Incorporation of Certain Documents by Reference....     2
Summary Information................................     4
Selected Consolidated Financial Information........     6
Common Share Price Range and Dividends.............     7
Material Features of the Proposed Transaction......     8
  The Company......................................     8
  NEC..............................................     8
  Terms of the Merger Agreement....................     8
  Reasons for Engaging in the Transaction..........     8
  Description of Common Shares.....................     8
  Tax Consequences.................................    10
  Offered Securities...............................    10
Material Contracts with NEC........................    11
Legal Matters......................................    11
Experts............................................    12
Voting and Management Information..................    12